UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Christopher Gaulin
Chief Executive Officer
HealthCor Catalio Acquisition Corp.
55 Hudson Yards, 28th Floor
New York, NY 10001

Re: HealthCor Catalio Acquisition Corp.
Registration Statement on Form S-4
Exhibit Nos. 10.8, 10.9 and 10.10
Filed August 30, 2021
File No. 333-259148

Dear Mr. Gaulin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance